DC

No Act
P.E. 2-23-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047012

February 26, 2007

Christopher D. Lueking
Latham & Watkins LLP
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, IL 60606

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2007

Re: Accuride Corporation

Dear Mr. Lueking:

This is in regard to your letter dated February 23, 2007 concerning the shareholder proposal submitted by William L. Jones, Michael L. Ziegert, and Robert Deschepper, Jr. for inclusion in Accuride's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Accuride therefore withdraws its February 1, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: William L. Jones
15011 Country Road 12
Middlebury, IN 46540-8630

Michael L. Ziegert
855 E. Mishawaka Rd., Apt. 102
Elkhart, IN 46517-4100

Robert Deschepper, Jr.
51038 Woodhaven Dr.
Elkhart, IN 46514-9302

817979

LATHAM&WATKINS LLP

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

February 1, 2007

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Accuride Corporation – (File No. 001-32483)
Shareholder Proposal Submitted by William L. Jones, Michael L. Ziegert and Robert Deschepper, Jr.

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Accuride Corporation, a Delaware corporation ("Accuride" or the "Company"), to exclude from its proxy statement and form of proxy for Accuride's 2007 annual meeting of stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and its supporting statement (collectively, the "Proposal") received from William L. Jones, Michael L. Ziegert and Robert Deschepper, Jr. (collectively, the "Proponents"). A copy of the Proposal is attached hereto as Exhibit A. We have redacted certain information in Exhibit A which we believe constitutes private information concerning the Proponents and will provide the staff of the Division of Corporation Finance (the "Staff") with undredacted copies upon your request.

Accuride believes the Proposal should be omitted pursuant to Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, because the Proponents did not continuously own at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year prior to the date the Proposal was submitted. As discussed below, the Proponents did not own $2,000 in market value of Accuride stock until March 31, 2006, less than one year prior to the date of the Proposal. Accordingly, on behalf of Accuride, we respectfully request that the Staff confirm that it will not recommend enforcement action against Accuride should Accuride omit the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits is being sent (via overnight courier) on this date to each of the Proponents, informing them of Accuride's intention to exclude the Proposal from the 2007 Proxy Materials. The Company intends to file its definitive 2007 Proxy Materials with the Commission on or after April 23, 2007. Accordingly, this letter is being submitted to the Staff in a timely manner in accordance with the 80-day requirement of Rule 14a-8(j).

ARGUMENT

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the annual meeting for at least one year by the date the shareholder submits the proposal. The shareholder must continue to hold those securities through the date of the meeting. The Proposal, which is undated, was received by the General Counsel of Accuride on December 19, 2006. Therefore, for the purposes of this letter, we have assumed that the date of the Proposal is December 19, 2006 (the "Proposal Date.") The Proposal Date is 120 calendar days prior to the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting, the last day for submission pursuant to Rule 14a-8(e).

The Proposal states that "Michael Ziegert, Robert Deschepper, Jr. and William Jones have owned 60 shares of Accuride Corporation continuously for at least one year and intend to continue to own at least this amount through the date of the annual meeting." If the Proponents collectively[1] owned 60 shares of Accuride stock for the year prior to the Proposal Date, the market value of their shares would not amount to $2,000 on either December 19, 2005 (one year prior to the Proposal Date) or the Proposal Date. The highest selling price of Accuride stock during the sixty calendar days prior to and including (i) December 19, 2005 was $13.49 per share and (ii) the Proposal Date was $12.75 per share[2]. Thus, the market value of 60 shares was approximately $809 on December 19, 2005 and $765 on the Proposal Date. Both such amounts are far below the $2,000 threshold.

The proof of ownership enclosed with the Proposal also shows that the Proponents did not collectively hold the requisite amount of shares during the year prior to the Proposal Date. The proof of ownership enclosed with the Proposal includes periodic investment statements (the "Statements") from the broker who is the record holder of the Proponents' shares. The Statements indicate that the Proponents collectively owned 96.1 shares of Accuride stock on December 19, 2005 and 255.5 shares on December 19, 2006. As noted above, the highest selling price of Accuride stock during the sixty calendar days prior to (i) December 19, 2005 was $13.49 per share and (ii) the Proposal Date was $12.75 per share. Thus, according to the stock ownership indicated by the Statements, the market value of the Proponents' shares was approximately $1,296 on December 19, 2005 and $3,258 on the Proposal Date. Therefore, according to the Statements, the Proponents did not meet the requirements of Rule 14a-8(b) because the Proponents did not continuously hold at least $2,000 in market value of Company stock for the one year prior to the Proposal Date.

---

[1] The Staff has allowed cosponsors of shareholder proposals to aggregate their holdings for the purposes of meeting the $2,000 or 1% threshold. *See e.g*, Exchange Act Release No. 34-20091 (August 23, 1983), PG&E Corporation (avail. Feb. 18, 2003) (denying request to exclude cosponsors because company "did not assert that the aggregated holdings of the co-proponents do not satisfy the minimum share ownership requirements specified by Rule 14a-8(b)."

[2] We used the highest selling price to calculate the market value of the Proponents' securities in accordance with Staff Legal Bulletin No. 14, July 13, 2001, Section C.1.a.

The Proponents are employees of Gunite Corporation, a wholly-owned subsidiary of Accuride, and participants in Accuride's Employee Stock Purchase Program ("ESPP"). Because the Statements failed to show that the Proponents owned either the number of shares represented in the Proposal or the amount required by Rule 14a-8(b), the Company endeavored to determine ownership based on its ESPP and stock records. Account and transaction records for each of the Proponents from Accuride's ESPP are attached hereto as Exhibit B (the "ESPP Records"). The ESPP Records confirm that the Proponents collectively owned 96.1 shares of Accuride stock on December 19, 2005 and 255.5 shares on December 19, 2006, as was indicated by the Statements. Furthermore, the ESPP Records show that during the relevant time period, the Proponents collectively purchased 41.5 shares on December 30, 2005, 41.7 shares on March 31, 2006, 37.5 shares on June 30, 2006 and 38.7 shares on September 29, 2006, bringing their ownership to 137.6, 179.3, 216.8 and 255.5 shares, respectively, with a market value of approximately $1,856, $2,351, $2,714 and $2,989 respectively[3]. Thus, the Proponents did not meet the $2,000 market value requirement until March 31, 2006. The ESPP Records therefore confirm that the Proponents did not meet the stock ownership requirements of Rule 14a-8(b). Because such deficiency in the Proposal cannot be remedied, Accuride respectfully submits this request.

CONCLUSION

Based on the foregoing analysis, we believe the Company may exclude the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(b), and respectfully request that the Staff concur that it will not recommend any enforcement action if the Company omits the Proposal from its 2007 Proxy Materials.

---

[3] We used the highest selling price in the sixty calendar days prior to the relevant date to calculate the market values. Such selling prices were $13.49, $13.11, $12.52 and $11.70 for December 30, 2005, March 31, 2006, June 30, 2006 and September 29, 2006, respectively.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to contact the undersigned at (312) 876-7680 or John Huber at (202) 637-2242. If the Staff responds in writing to this letter, we would greatly appreciate it if the Staff would also kindly fax its response to the undersigned at (312) 993-9767. Thank you for your consideration.

We ask that you kindly acknowledge receipt of this letter and the enclosures by stamping the duplicate hereof and returning it in the enclosed self addressed stamped envelope.

Sincerely,

Christopher D. Lucking /MGD

Christopher D. Lucking
of LATHAM & WATKINS LLP

Enclosures

cc: William L. Jones
Michael L. Ziegert
Robert Deschepper, Jr.
David K. Armstrong, Senior Vice President/Chief Financial Officer and General Counsel, Accuride Corporation
John J. Huber, Latham & Watkins LLP

Mr. William L. Jones
15011 CR 12
Middlebury, IN 46540

EXHIBIT A

Mr. Michael L. Ziegert
855 E. Mishawaka Rd. #102
Elkhart, IN 46517

Mr. Robert Deschepper, Jr.
51038 Woodhaven Dr.
Elkhart, IN 46514

By Fax: 812-962-5413
By UPS Next Day

Mr. David K. Armstrong
Corporate Secretary Treasurer
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

Dear Mr. Armstrong:

I hereby submit the following resolution on behalf of Michael Ziegert, Robert Deschepper Jr. and William Jones in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

Michael Ziegert, Robert Deschepper, Jr. and William Jones have owned 60 shares of Accuride Corporation continuously for at least one year and intend to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above addresses. If you have any questions about this proposal, please direct them to Michael Ziegert (574) 293-9497, Robert Deschepper Jr. (574) 264-3585 and William Jones (574) 536-1693.

Sincerely,

Michael Ziegert

Robert A DeSchepper Jr

William Jones

David K. Armstrong, Esq.
DEC 19 2006
Accuride Corporation

RESOLVED: That stockholders of Accuride Corporation, ("Accuride" or "the Company") ask the Board of to adopt a policy that the Directors serving on the three key committees of (1) audit, (2) compensation, and (3) nominating and governance, be independent directors whose only professional ties to the Company are their directorships and who receive no additional payment from the company or a related entity above the fee earned by serving on the Board of Directors.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs.

Shareholders of Accuride require independent directors to ensure that management acts strictly in the best interests of the Company. We believe that the narrow independent director definition promulgated by the Council of Institutional Investors is best, e.g. "an independent director is a person whose directorship constitutes his or her only connection to the corporation. " Chair of the Board James Greene, Jr. and Board member Frederick Goltz would not be considered independent according to this definition because of their relationship with KKR 1996 GP L.L.C.

Mr. Greene and Mr. Goltz both serve on the Compensation and Governance Committees. They are also both members of KKR 1996 GP L.L.C. that we pay annual fee of $665,000 for management, consulting and financial services. Our Company also paid KKR 1996 GP L.L.C. $5 million this year for the merger with Transportation Technologies Industries. In addition, our Company reimburses KKR 1996 GP L.L.C, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. Our Company also paid Trimaran Fund Management, L.L.C. a $5.0 million transaction fee for, among other things, negotiating the TTI merger, conducting due diligence and arranging financing and pays $335,000 annually to Trimaran Fund Management, L.L.C., for consulting fees.

In our view, Chair Greene and board member Goltz's membership in KKR 1996 GP L.L.C. is cause for concern since they benefit financially from the various fees our Company is paying to KKR 1996 GP L.L.C. Mr. Dalton, who serves as a Managing Director of Trimaran Fund Management, L.L.C., has similar conflicts of interest.

We believe that ensuring that the Board of our Company is independent, will enhance Board leadership at Accuride, and protect shareholders from future management actions that can potentially harm shareholders. Other corporate governance experts support this type of reform. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the Board of Directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel, and asks management the tough questions, is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We, therefore, urge shareholders to vote **FOR** this important corporate governance reform.

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7835 (Elsewhe

Plan No.	Account No.	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
49F	[redacted]	09/29/06	PDI	6.2141	ACCURIDE CORP	1	10.460(

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00010	65.00					65.00	

CUSIP Number	
004398-10-3	

ACCUMULATED SHARES	
Previous Balance	Present Balance
31.0938	37.307

Ref: 003425-01 SPS 49F *27830D0100342501*
MICHAEL L ZIEGERT
855 E MISHAWAKA 102
ELKHART, IN 46517

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

- **Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.**
- **For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down**
- In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.
- The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.
- A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.
- Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CC
PDI .... Payroll Deduction Investme
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's F Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sh from Client

MARKET/CAPACITY
1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted a Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Re

MICHAEL Louis ZIEGERT
(574) 293-9497
855 E. MISHAWAKA Rd #102
ELKHART, IN 46517

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

ock Investment Plan Account with Smith Barney
34th St., New York, NY 10001 Attn.: ESPP Department/9th Floor

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7835 (Elsewhere)

Account No.	Trade Date	Trans. Code*	Shares/Full and Fractional	Name of Security	Market*	Price
[redacted]	09/30/05	PDI	13.7255	ACCURIDE CORP	1	7.6500

No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00002	105.00					105.00	

nber	Accumulated Shares: Previous Balance	Accumulated Shares: Present Balance
1398-10-3		13.7255

Ref: 0000591
MICHAEL L ZIEGERT
855 E MISHAWAKA RD LOT 102
ELKHART IN 46517-4100

SMITH BARNEY
citigroup

erse side for explanation.
retain this statement for your tax records.

Please notify Smith Barney
immediately of any discrepancies.

citigroup
SMITH BARNEY

FACSIMILE TRANSMITTAL SHEET

TO: Robert Deschepper	DATE: 12/4/06
FROM: Mark Rhea	SMITH BARNEY TITLE: CLIENT SERVICE ASSOCIATE
FAX NUMBER: 574-234-6036	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	
RE:	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

RGS

70 WEST MADISON STREET, SUITE 5100, CHICAGO, IL 60602
312-419-3600 / 1-800-621-2842 / FAX 312-419-3515

Page: 1 Document Name: untitled

E M P L O Y E E S T O C K P U R C H A S E NSOM026
** EMPLOYEE HISTORY DISPLAY ** DATE: 12/04/06
FROM: 09/29/06 TO: 09/29/05 TIME: 17:13:29

PLAN: 49F SSN: [redacted] NAME: ROBERT A DESCHEPPER JR

TRADE DATE	SETTLE DATE	REF NBR	TRANS TYPE	PRICE	NUMBER OF SHARES	AMOUNT	CURRENT SHARES	C A N
09/29/06	09/29/06	00010	BUY	10.4600	11.4723	120.00	72.8160	
09/28/06	09/28/06	00009	PAYRL DED	0.0000	0.0000	120.00	61.3437	
06/30/06	06/30/06	00008	BUY	11.8500	10.1266	120.00	61.3437	
06/29/06	06/29/06	00007	PAYRL DED	0.0000	0.0000	120.00	51.2171	
03/31/06	03/31/06	00006	BUY	10.9200	11.9048	130.00	51.2171	
03/30/06	03/30/06	00005	PAYRL DED	0.0000	0.0000	130.00	39.3123	
12/30/05	12/30/05	00004	BUY	10.9600	11.8613	130.00	39.3123	
12/29/05	12/29/05	00003	PAYRL DED	0.0000	0.0000	130.00	27.4510	
09/30/05	09/30/05	00002	BUY	7.6500	27.4510	210.00	27.4510	
09/29/05	09/29/05	00001	PAYRL DED	0.0000	0.0000	210.00	0.0000	

END OF FILE FOR THIS PARTICIPANT
VERB TOPIC/SUBJECT PGE OFF FC#
SOPT B____ ___ ___ ___

Rob Deschepper

September 23, 2005

SMITH BARNEY
citigroup

Web site Address: http://www.benefitaccess.com

Company Stock Symbol: ACW   Company Plan ID: ACW

— X Internet User Name: [redacted] ________
(current) (customized)

— X Trading PIN: [redacted] ________
(Personal Identification Number) (current) (customized)

— X Internet Password (mailed separately): ________
(customized)

Voice Response System:
800-367-4777
International: 212-615-7835

Rob Deschepper

citigroup
SMITHBARNEY

CONFIDENTIAL FACSIMILE

TO:	**name no**
DESTINATION FAX:	**15742346036**
FROM:	**"Henry, Jordan S [PVTC]"**
PAGES:	**1** (Including this cover page)
SUBJECT:	**Info**

FROM: 09/29/06 TO: 09/29/05 TIME:
15:59:3
PLAN: 49F SSN: NAME: ROBERT A DESCHEPPER JR

TRADE DATE	SETTLE DATE	REF NBR	TRANS TYPE	PRICE	NUMBER OF SHARES	AMOUNT	CURRENT SHARES
09/29/06	09/29/06	00010	BUY	10.4600	11.4723	120.00	72.8160
06/30/06	06/30/06	00008	BUY	11.8500	10.1266	120.00	61.3437
03/31/06	03/31/06	00006	BUY	10.9200	11.9048	130.00	51.2171
12/30/05	12/30/05	00004	BUY	10.9600	11.8613	130.00	39.3123
09/30/05	09/30/05	00002	BUY	7.6500	27.4510	210.00	27.4510

Jordan S. Henry
The Gallagher Group at Smith Barney -
A Division of Citigroup Global Markets, Inc.

Your Stock Investment Plan Account with Smith Barney
333 W. 34th St., New York, NY 10001 Attn.: ESPP Department/9th Floor

Telephone:
1-800-367-4777 *(U.S. outside of New York)*; or 1-212-615-7835 *(Elsewh*

Plan No. / Account No.	Trade Date	Trans. Code*	Shares/Full and Fractional	Name of Security	Market*	Price
49P [redacted]	09/30/05	PDI	27.4510	ACCURIDE CORP	1	7.650

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00882	210.00					210.00	

CUSIP Number: 004398-10-3

ACCUMULATED SHARES	
Previous Balance	Present Balance
	27.45

SMITH BARNEY
citigroup

Ref: 0000541
ROBERT A DESCHEPPER
51038 WOODHAVEN DR
ELKHART, IN 46514

* See reverse side for explanation.
Please retain this statement for your tax records.

Please notify Smith Barney
immediately of any discrepancies.

Your Stock Plan Account with Smith Barney
111 Wall St, NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7835 (Elsewhe

RR(NO) Account No.	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
49F [redacted]	09/29/06	PDI	11.4723	ACCURIDE CORP	1	10.460(

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00010	120.00					120.00	

CUSIP Number: 004398-10-3

ACCUMULATED SHARES	
Previous Balance	Present Balance
61.3437	72.81(

Ref: 003460-01 SPS 49F *27ISOD0100346001*
ROBERT A DESCHEPPER JR
51038 WOODHAVEN DR
ELKHART, IN 46514

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

- **Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.**
- **For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down**
- In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.
- The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.
- A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.
- Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CO

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's R Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sh from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted a Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Rec

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

CO.	FILE	DEPT.	CLOCK	NUMBER	061
JM6	040381	915534	40381	0001042733	1

Earnings Statement

ADP

GUNITE CORPORATION
302 PEOPLES AVENUE
ROCKFORD, IL 61104

Period Ending: 05/15/2005
Pay Date: 05/20/2005

Taxable Marital Status: Single
Exemptions/Allowances:
Federal: 1
IN: 1
Elkhart R: 1

WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

[redacted]

Social Security Number: [redacted]

Earnings	rate	hours	this period	year to date
Regular	[redacted]	[redacted]	[redacted]	[redacted]
Overtime	[redacted]	[redacted]	[redacted]	[redacted]
Double - Time				[redacted]
Holiday				[redacted]
Vacation				[redacted]
Gross Pay			[redacted]	[redacted]

Deductions	**Statutory**		
	Federal Income Tax	-153.12	2,908.06
	Social Security Tax	-67.12	1,292.97
	Medicare Tax	-15.70	302.39
	IN State Income Tax	-32.48	625.12
	Elkhart R Income Tax	-14.33	275.76
	Other		
	Credit Union	-350.00	
	Stock Purchase	-20.00	60.00
	Union Dues	-24.50	245.00
	401K	-108.26*	2,085.40
	Net Pay	[redacted]	

*** Excluded from federal taxable wages**
Your federal taxable wages this period are [redacted]

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor,

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-815-7835 (Elsewhere

[redacted]

Trade Date	Trans. Code*	Shares/Full and Fractional	Name of Security	Market*	Price
12/30/05	PDI	23.7226	ACCURIDE CORP	1	10.9600

Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
260.00					260.00	

ACCUMULATED SHARES	
Previous Balance	Present Balance
54.9020	78.624

Ref: 011954-01 SPS 49F *005SOD0101195401*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

SMITH BARNEY
citigroup

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

- **Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.**
- **For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down**
- In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.
- The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.
- A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.
- Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION COD

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's Re Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sha from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted as Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Req

Your Broker/Dealer Is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

'our Stock Plan Account with Smith Barney
11 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7835 (Elsewhere)

Acct No.	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
9F [redacted]	03/31/06	PDI	23.8095	ACCURIDE CORP	1	10.9200

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00006	260.00					260.00	

CUSIP Number: 06398-10-3

ACCUMULATED SHARES	
Previous Balance	Present Balance
78.6246	102.4341

Ref: 014027-01 SPS 49F *094SOD0101402701*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

citigroup
SMITH BARNEY

lease retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

is understood and agreed that all transactions are subject to the constitution, rules, regulations, ustoms and usages of the exchange or marketplace where transactions are executed.

Jnless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CODE

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's Rel Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Shares from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted as Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Requ

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7935 (Elsewhere)

1469.40

	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security			Market*	Price
9F [redacted]	06/30/06	PDI	21.9409	ACCURIDE CORP			1	11.8500
	Amount	**Dividend Amount**	**Commission**	**Withholding Tax**	**Other Charges**	**Net Amount**		**Cash Balance**
00008	260.00					260.00		
					ACCUMULATED SHARES			
					Previous Balance			Present Balance
1093984 1013					102.4341			124.375

Ref: 039628-01 SPS 49F *1845OD0103962801*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION COD

- PDI .... Payroll Deduction Investment
- BUY .... Direct Purchase
- SEL .... Sold Shares
- REC .... Received Shares from Client
- DEL .... Delivered Shares to Client
- JNL .... Journaled Shares to Client's Re Account
- CDV .... Dividend Paid by Check
- TND .... Shares Tendered for Cash
- DRI .... Dividend Reinvestment
- SDV .... Stock Dividend
- SPL .... Stock Split
- EXC .... Exchange
- CXLB .... Cancel BUY
- CXLS .... Cancel SELL
- RLS .... Received Restricted Stock Sha from Client

MARKET/CAPACITY

- 1 .... New York Stock Exchange
- 2 .... American Stock Exchange
- 3 .... Other Exchanges
- 4 .... Over-the-Counter
- **(1-4).......... We acted as Agent**
- 5 .... Over-the-Counter: We acted as Principal or Market Maker
- 6 .... We acted as Principal

Other Market Origins Provided on Req

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-815-7935 (Elsewhere)

Plan No.	Account No.	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
49F	[redacted]	09/29/06	PDI	21.0325	ACCURIDE CORP	1	10.4600

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00010	220.00					220.00	

CUSIP Number	ACCUMULATED SHARES Previous Balance	Present Balance
004398-10-3	124.3750	145.407

Ref: 003463-01 SPS 49F *278SOD01003463O1*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

- **Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.**
- **For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down**
- In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.
- The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.
- A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.
- Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CO

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's F Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sh from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Re

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

SMG
701 Market Street, Fourth Floor
Philadephia, Pennsylvania 19106

January 31, 2007

Deleted: 26

Audax Management Company, LLC
Attn: Edward Feuerstein
efeuerstein@audaxgroup.com

Deleted: Group

CONFIDENTIAL

Dear Mr. Feuerstein:

1. In connection with your consideration of a possible transaction ("Transaction") concerning SMG, a Pennsylvania general partnership, and its subsidiaries (collectively, the "Company"), you have requested certain information concerning the Company. As a condition to your being furnished such information, you agree to treat all information (whether prepared by the Company, its advisors or otherwise) which is furnished to you or your representatives (as defined below) by or on behalf of the Company at any time and in any form, together with all notes, interpretations, analyses, compilations, studies or other documents prepared by you or your representatives that contain or otherwise reflect or are based, in whole or in part, on such information (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth. The term "Evaluation Material" does not include information which (i) is already in your possession, provided that such information is not known by you to be subject to another confidentiality agreement with, or other obligation of secrecy to, the Company or another person, or (ii) becomes generally available to the public other than as a result of a disclosure by you or your representatives, or (iii) becomes available to you on a non-confidential basis from a source other than the Company or its representatives, provided that such source is not known by you to be bound by a confidentiality agreement with, or other obligation of secrecy to, the Company or another person, or (iv) was developed by you without reference to the Evaluation Material.

2. You hereby agree that the Evaluation Material will be used solely for the purpose of considering a Transaction, and that the Evaluation Material will be kept confidential by you and your representatives; provided, however, that (i) any of such Evaluation Material may be disclosed only to your directors, officers, managers, partners, consultants, accountants, attorneys, employees, third party advisors, financial institutions, financing sources, or capital providers (collectively, your "representatives") who need to know such information for the purpose of evaluating a Transaction (it being understood that your representatives shall be informed by you of the confidential nature of such Evaluation Material and shall be directed by you to treat such Evaluation Material confidentially and that you shall be responsible for any disclosures made by your representatives in breach of obligations under this letter agreement to the same extent as if such disclosures had been made directly by you), and (ii) any disclosure of the Evaluation Material may be made to which the Company consents in writing prior to disclosure.

Deleted: In any event, you agree to inform the Company, in writing and in advance, of the identity if each third party representative that is to be provided with Evaluation Material, including the name of the individual(s) and the name of their respective firm(s).

3. Without the prior written consent of the Company, you will not, and will direct your representatives not to, disclose to any person the fact that Evaluation Material has been provided to you, that discussions are taking place concerning a Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof. If any inquiries are received by you from any third party, you agree to not respond to such inquiries without the prior written consent of the Company.

4. If you or any of your representatives are requested or required to disclose any Evaluation Material, you will promptly notify the Company of such request or requirement so that it may seek to avoid or minimize the required disclosure and/or obtain an appropriate protective order or other appropriate relief to ensure that any information so disclosed is maintained in confidence to the maximum extent possible by the person receiving the disclosure, or, in the Company's discretion, to waive compliance with the provisions of this letter agreement. In any such case, you and the Company agree to cooperate and use reasonable best efforts to avoid or minimize the required disclosure and/or obtain such protective order or other relief. If, in the absence of a protective order or the receipt of a waiver hereunder, you or your representatives are legally compelled to disclose Evaluation Material, such person will disclose only so much thereof to the party compelling disclosure as such person believes in good faith on the basis of advice of counsel is required by law. You shall give the Company prior written notice of the Evaluation Material you believe you are required to disclose.

5. Without the prior written consent of the Company, all requests by you or your representatives for Evaluation Material, answers to questions, meetings with Company personnel or representatives, inspection of the Company's properties will be made through Morgan Stanley & Co. Incorporated ("Morgan Stanley") by contacting Don Cornwell at (212) 761-4249 (e-mail: Don.Cornwell@morganstanley.com) and Bill Cheung at (212) 761-6178 (e-mail: Bill.Cheung@morganstanley.com). In addition, all requests for the written consent of the Company under this agreement must be made to Morgan Stanley & Co. Incorporated in writing.

6. Without the prior written consent of the Company, you will not, and will direct your representatives not to contact the Company or any of its officers, directors, employees, equity holders (or their officers), financing sources, customers or suppliers (directly or indirectly) in connection with a Transaction or any other matter related to the Company.

7. You agree that until the earlier of the consummation of a Transaction and a period of two years after the date of this letter agreement, without the prior written consent of the Company, you and your representatives will neither (a) solicit or cause to be solicited the employment of, or employ, any officer, director or key employee who is now employed by the Company (the restrictions set forth in this sentence being inapplicable to any solicitation directed at the public in general, in publications available to the public in general) nor (b) contact any of the Company's investors, partners, directors, officers, employees, suppliers, customers, lenders, or persons with whom the Company has material contractual dealings (except for those contacts made in the ordinary course of you or your representatives' business). The restriction in this paragraph shall not apply to any solicitation directed at the general public in publications available to the general public.

8. You also agree that the Company shall be entitled to equitable relief, including injunction, in the event of any breach by you or any of your representatives of the provisions of this letter agreement and that you shall not oppose the granting of such relief and you further agree to waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this letter agreement, but shall be in addition to all other remedies available at law or equity to the Company.

9. You agree that neither the Company nor any of its respective representatives has made or hereby makes any representation or warranty as to the accuracy or completeness of the Evaluation Material. You agree that none of the Company nor any of its representatives shall have any liability to you or any of your representatives resulting from the use of the Evaluation Material.

10. You represent and warrant that you are, and during the term of this letter agreement you will be, acting on your own behalf in connection with your evaluation of a Transaction and not as an agent for, or in partnership or cooperation with, another person; provided that upon receipt of a written request for a waiver of this Section 10, the Company may, but shall not be obligated to, grant a waiver of the terms of this Section 10 in its sole discretion.

11. All Evaluation Materials disclosed by or on behalf of the Company shall be and shall remain the property of the Company. At any time at the request of the Company, you shall promptly redeliver to the Company or destroy all written Evaluation Material and any other written material containing or reflecting any information in the Evaluation Material (whether prepared by the Company, its representatives or otherwise) and will not retain any copies, extracts or other reproductions in whole or in part of such written material. All documents, memoranda, notes and other writings whatsoever prepared by you or your representatives based on the information in the Evaluation Material shall be destroyed, and such destruction shall be certified in writing to the Company by an authorized officer supervising such destruction. Any Evaluation Material that is not returned or destroyed, including without limitation any oral Evaluation Material, shall remain subject to the confidentiality obligations set forth in this agreement. Nothing in this paragraph, however, shall require you or your representatives to alter or deviate from your respective normal record retention policies or to expunge from your records, electronic media, internally generated files, references, notes or analyses and memoranda related to the existence of a possible transaction. However, such information shall be retained and/or disclosed subject to the terms and conditions of this agreement.

12. You agree that unless and until a definitive agreement with respect to a Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this or any written or oral expression with respect to such a transaction by any person except, in the case of this letter agreement, for the matters specifically agreed to herein. You further acknowledge and agree that the Company, its equity holders (direct and indirect) and Morgan Stanley reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to a Transaction at any time and without notice to you or any other person. The Company, its equity holders (direct and indirect) and Morgan Stanley also reserve the right, at any time, and without prior notice and without assigning any reason therefore, to (i) terminate further participation by

you or any other person in the investigation of and proposed process related to a Transaction, (ii) modify and of the rules or procedures relating to such investigation and proposed process and/or (iii) terminate entirely such investigation or proposed process. You agree that none of the Company, its equity holders (direct and indirect) or Morgan Stanley is under any obligation to accept any offer or proposal by any person regarding a Transaction. In addition, none of the Company, its equity holders (direct and indirect), Morgan Stanley or their respective representatives will have any liability to you (or any other person), and you will not have any rights in respect of the Company, its equity holders (direct and indirect), Morgan Stanley or their respective representatives in the event that the Company, its equity holders (direct and indirect), Morgan Stanley or their respective representatives exercises any of the rights described in this Section 12.

13. The agreement set forth in this letter agreement may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

14. The term "person" as used in this letter agreement shall be broadly interpreted to include, without limitation, any corporation, limited liability company, entity, trust, group, company, partnership or individual.

15. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed within such State. You agree to the exclusive jurisdiction (and agree not to object to the venue or claim inconvenient forum) of the state courts and United States federal courts sitting in the State of New York, Borough of Manhattan, for any actions, suits or proceedings arising out of or relating to this letter agreement (and the Company agrees not to commence any action, suit or proceeding relating thereto except in such courts). The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect. The Company's direct and indirect equity holders and Morgan Stanley shall be considered third party beneficiaries of this letter agreement with all rights to enforce the terms hereof as though they were party hereto.

16. This agreement shall terminate two years from the date hereof.

[Remainder of Page Intentionally Left Blank]

16. This letter agreement shall remain in full force and effect for a period of three (3) years from the date that you execute this agreement (as set forth on the signature page hereto).

Very truly yours,

SMG, a Pennsylvania general partnership

By: FMG Partners, a partner

By: FMG, Inc., a partner

By: ______________________
Name:
Title:

Confirmed and Agreed to:

Audax Management Company, LLC

Deleted: Group

By: ______________________
Name: Edward A. Feuerstein
Title: Principal

Date: January 31, 2007

Deleted: ______

CH\912479.1

EXHIBIT B

citigroup
SMITH BARNEY

ACCURIDE CORPORATION Logoff

Benefit Access*

Stock Purchase Plan

View Your Account

MICHAEL L ZIEGERT

Current Balance | Transaction History | Order Summary | Gain/Loss | Account Information | Your Portfolio

Plan:
49F – Stock Plan Go!

Transaction Type:
All Transactions Go!

Sort By:
Transaction Date Go!

Transaction Date (mm/dd/yyyy)	Transaction Type	Price	Quantity	Amount	Share Balance	
12/29/2006	Buy	$10.7000	6.0748	$65.0000	43.3827	Details
12/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	37.3079	
09/29/2006	Buy	$10.4600	6.2141	$65.0000	37.3079	Details
09/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	31.0938	
06/30/2006	Buy	$11.8500	5.4852	$65.0000	31.0938	Details
06/29/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	25.6086	
03/31/2006	Buy	$10.9200	5.9524	$65.0000	25.6086	Details
03/30/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	19.6562	
12/30/2005	Buy	$10.9600	5.9307	$65.0000	19.6562	Details
12/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	13.7255	
09/30/2005	Buy	$7.6500	13.7255	$105.0000	13.7255	Details
09/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$105.0000		

Transaction History:
This report shows the transactions that have occurred at Smith Barney in your stock plan account. Click on the "Details" button, where applicable, to obtain specific information about a particular transaction.

Transaction History only includes trades that have executed through Smith Barney's automated tools or through a Customer Service Representative.

All Transactions View:
The transaction history is a chronological listing of the last transactions that have occurred in your stock plan account at Smith Barney. This listing reflects trades that were executed at this web site, through VRS, Smith Barney's Voice-Response System, by a Customer Service Representative or Financial Consultant. In addition, it reflects all share deposits, withdrawals, stock splits, tenders, purchases, proceeds issued and dividends.

Transaction Date Top

The date on which the transaction took place. Trades generally settle (are paid for) 3 business days after a trade

citigroup
SMITH BARNEY
Benefit Access®

ACCURIDE CORPORATION Logoff

Stock Purchase Plan

View Your Account

ROBERT A DESCHEPPER JR

Current Balance | Transaction History | Order Summary | Gain/Loss | Account Information | Your Portfolio

Plan:
49F -- Stock Plan Go!

Transaction Type:
All Transactions Go!

Sort By:
Transaction Date Go!

Transaction Date (mm/dd/yyyy)	Transaction Type	Price	Quantity	Amount	Share Balance	
12/29/2006	Buy	$10.7000	12.1495	$130.0000	84.9655	Details
12/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$130.0000	72.8160	
09/29/2006	Buy	$10.4600	11.4723	$120.0000	72.8160	Details
09/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$120.0000	61.3437	
06/30/2006	Buy	$11.8500	10.1266	$120.0000	61.3437	Details
06/29/2006	Payroll/Individual Credit	$0.0000	0.0000	$120.0000	51.2171	
03/31/2006	Buy	$10.9200	11.9048	$130.0000	51.2171	Details
03/30/2006	Payroll/Individual Credit	$0.0000	0.0000	$130.0000	39.3123	
12/30/2005	Buy	$10.9600	11.8613	$130.0000	39.3123	Details
12/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$130.0000	27.4510	
09/30/2005	Buy	$7.6500	27.4510	$210.0000	27.4510	Details
09/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$210.0000		

Transaction History:
This report shows the transactions that have occurred at Smith Barney in your stock plan account. Click on the "Details" button, where applicable, to obtain specific information about a particular transaction.

Transaction History only includes trades that have executed through Smith Barney's automated tools or through a Customer Service Representative.

All Transactions View:
The transaction history is a chronological listing of the last transactions that have occurred in your stock plan account at Smith Barney. This listing reflects trades that were executed at this web site, through VRS, Smith Barney's Voice-Response System, by a Customer Service Representative or Financial Consultant. In addition, it reflects all share deposits, withdrawals, stock splits, tenders, purchases, proceeds issued and dividends.

Transaction Date Top

The date on which the transaction took place. Trades generally settle (are paid for) 3 business days after a trade

citigroup
SMITHBARNEY

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WILLIAM L JONES

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Transaction Date (mm/dd/yyyy)	Transaction Type	Price	Quantity	Amount	Share Balance	
09/29/2006	Buy	$10.4600	21.0325	$220.0000	145.4075	Details
09/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$220.0000	124.3750	
06/30/2006	Buy	$11.8500	21.9409	$260.0000	124.3750	Details
06/29/2006	Payroll/Individual Credit	$0.0000	0.0000	$260.0000	102.4341	
03/31/2006	Buy	$10.9200	23.8095	$260.0000	102.4341	Details
03/30/2006	Payroll/Individual Credit	$0.0000	0.0000	$260.0000	78.6246	
12/30/2005	Buy	$10.9600	23.7226	$260.0000	78.6246	Details
12/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$260.0000	54.9020	
09/30/2005	Buy	$7.6500	54.9020	$420.0000	54.9020	Details
09/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$420.0000		

Transaction History:
This report shows the transactions that have occurred at Smith Barney in your stock plan account. Click on the "Details" button, where applicable, to obtain specific information about a particular transaction.

Transaction History only includes trades that have executed through Smith Barney's automated tools or through a Customer Service Representative.

All Transactions View:
The transaction history is a chronological listing of the last transactions that have occurred in your stock plan account at Smith Barney. This listing reflects trades that were executed at this web site, through VRS, Smith Barney's Voice-Response System, by a Customer Service Representative or Financial Consultant. In addition, it reflects all share deposits, withdrawals, stock splits, tenders, purchases, proceeds issued and dividends.

Transaction Date Top

The date on which the transaction took place. Trades generally settle (are paid for) 3 business days after a trade date.

LATHAM & WATKINS LLP

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

February 23, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Accuride Corporation – (File No. 001-32483)
Withdrawal of No-Action Request regarding Shareholder Proposal Submitted by William L. Jones, Michael L. Ziegert and Robert Deschepper, Jr.

Dear Ladies and Gentlemen:

Reference is made to our letter, dated February 1, 2007 (the "No-Action Request"), in which we informed you of the intention of our client, Accuride Corporation, a Delaware corporation ("Accuride" or the "Company"), to exclude from its proxy statement and form of proxy for Accuride's 2007 annual meeting of stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and its supporting statement (collectively, the "Proposal") received from William L. Jones, Michael L. Ziegert and Robert Deschepper, Jr. (collectively, the "Proponents"), and requested that the staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend any enforcement action if the Company omitted the Proposal from its 2007 Proxy Materials.

We are writing to inform you that the Proponents provided a letter, dated February 23, 2007 (the "Withdrawal"), stating that the Proposal has been withdrawn. Pursuant to Section B(15) of *Staff Legal Bulletin ("SLB") No. 14* (July 13, 2001), a copy of the Withdrawal is attached hereto as Exhibit A. Accordingly, the Company respectfully requests the withdrawal of its No-Action Request. For your reference, we have also attached a copy of the No-Action Request as Exhibit B hereto.

We respectfully request confirmation from the Staff that the No-Action Request has been withdrawn. In accordance with Section B(14) of *SLB No. 14*, we are concurrently delivering a copy of this letter of withdrawal to the Proponents. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (312) 876-7680 or John Huber at (202) 637-2242. If the Staff responds in writing to this letter, we would greatly appreciate it if the Staff would also kindly fax its response to the undersigned at (312) 993-9767.

Sincerely,

Christopher D. Lueking
of LATHAM & WATKINS LLP

Enclosures

cc: William L. Jones
Michael L. Ziegert
Robert Deschepper, Jr.
David K. Armstrong, Senior Vice President/Chief Financial Officer and General Counsel, Accuride Corporation
John J. Huber, Latham & Watkins LLP

EXHIBIT A

February 23, 2007

Robert DeSchepper
61038 Woodhaven Drive
Elkhart, IN 46514-9302
(574) 264-3565

William L. Jones
15011 County Road 12
Middlebury, IN 46540-8633
(574) 536-1693

Michael Ziegert
855 E. Mishawaka Road, Apt. 102
Elkhart, IN 46517-4100
(574) 202-0976

Mr. David K. Armstrong
Corporate Secretary
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

Dear Mr. Armstrong:

Since we have not continuously held sufficient shares at Accuride Corporation for one year from the date of our filing, we hereby withdraw the attached resolution to be included in the Company's 2007 Proxy Statement.

If you should have any further questions about this proposal, please direct them to us at the aforementioned telephone numbers.

Sincerely,

Robert DeSchepper William L. Jones Michael Ziegert

Enclosure

cc: Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission
Christopher D. Lueking, Esq.
100 F. Street, N.E.
Washington, D. C. 20549

EXHIBIT B

RECEIVED
2007 FEB -2 PM 3:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LATHAM & WATKINS LLP

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

February 1, 2007

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Accuride Corporation – (File No. 001-32483)
Shareholder Proposal Submitted by William L. Jones, Michael L. Ziegert and Robert Deschepper, Jr.

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Accuride Corporation, a Delaware corporation ("Accuride" or the "Company"), to exclude from its proxy statement and form of proxy for Accuride's 2007 annual meeting of stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and its supporting statement (collectively, the "Proposal") received from William L. Jones, Michael L. Ziegert and Robert Deschepper, Jr. (collectively, the "Proponents"). A copy of the Proposal is attached hereto as Exhibit A. We have redacted certain information in Exhibit A which we believe constitutes private information concerning the Proponents and will provide the staff of the Division of Corporation Finance (the "Staff") with undredacted copies upon your request.

Accuride believes the Proposal should be omitted pursuant to Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, because the Proponents did not continuously own at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year prior to the date the Proposal was submitted. As discussed below, the Proponents did not own $2,000 in market value of Accuride stock until March 31, 2006, less than one year prior to the date of the Proposal. Accordingly, on behalf of Accuride, we respectfully request that the Staff confirm that it will not recommend enforcement action against Accuride should Accuride omit the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits is being sent (via overnight courier) on this date to each of the Proponents, informing them of Accuride's intention to exclude the Proposal from the 2007 Proxy Materials. The Company intends to file its definitive 2007 Proxy Materials with the Commission on or after April 23, 2007. Accordingly, this letter is being submitted to the Staff in a timely manner in accordance with the 80-day requirement of Rule 14a-8(j).

ARGUMENT

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the annual meeting for at least one year by the date the shareholder submits the proposal. The shareholder must continue to hold those securities through the date of the meeting. The Proposal, which is undated, was received by the General Counsel of Accuride on December 19, 2006. Therefore, for the purposes of this letter, we have assumed that the date of the Proposal is December 19, 2006 (the "Proposal Date.") The Proposal Date is 120 calendar days prior to the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting, the last day for submission pursuant to Rule 14a-8(e).

The Proposal states that "Michael Ziegert, Robert Deschepper, Jr. and William Jones have owned 60 shares of Accuride Corporation continuously for at least one year and intend to continue to own at least this amount through the date of the annual meeting." If the Proponents collectively[1] owned 60 shares of Accuride stock for the year prior to the Proposal Date, the market value of their shares would not amount to $2,000 on either December 19, 2005 (one year prior to the Proposal Date) or the Proposal Date. The highest selling price of Accuride stock during the sixty calendar days prior to and including (i) December 19, 2005 was $13.49 per share and (ii) the Proposal Date was $12.75 per share[2]. Thus, the market value of 60 shares was approximately $809 on December 19, 2005 and $765 on the Proposal Date. Both such amounts are far below the $2,000 threshold.

The proof of ownership enclosed with the Proposal also shows that the Proponents did not collectively hold the requisite amount of shares during the year prior to the Proposal Date. The proof of ownership enclosed with the Proposal includes periodic investment statements (the "Statements") from the broker who is the record holder of the Proponents' shares. The Statements indicate that the Proponents collectively owned 96.1 shares of Accuride stock on December 19, 2005 and 255.5 shares on December 19, 2006. As noted above, the highest selling price of Accuride stock during the sixty calendar days prior to (i) December 19, 2005 was $13.49 per share and (ii) the Proposal Date was $12.75 per share. Thus, according to the stock ownership indicated by the Statements, the market value of the Proponents' shares was approximately $1,296 on December 19, 2005 and $3,258 on the Proposal Date. Therefore, according to the Statements, the Proponents did not meet the requirements of Rule 14a-8(b) because the Proponents did not continuously hold at least $2,000 in market value of Company stock for the one year prior to the Proposal Date.

---

[1] The Staff has allowed cosponsors of shareholder proposals to aggregate their holdings for the purposes of meeting the $2,000 or 1% threshold. *See e.g*, Exchange Act Release No. 34-20091 (August 23, 1983), PG&E Corporation (avail. Feb. 18, 2003) (denying request to exclude cosponsors because company "did not assert that the aggregated holdings of the co-proponents do not satisfy the minimum share ownership requirements specified by Rule 14a-8(b)."

[2] We used the highest selling price to calculate the market value of the Proponents' securities in accordance with Staff Legal Bulletin No. 14, July 13, 2001, Section C.1.a.

The Proponents are employees of Gunite Corporation, a wholly-owned subsidiary of Accuride, and participants in Accuride's Employee Stock Purchase Program ("ESPP"). Because the Statements failed to show that the Proponents owned either the number of shares represented in the Proposal or the amount required by Rule 14a-8(b), the Company endeavored to determine ownership based on its ESPP and stock records. Account and transaction records for each of the Proponents from Accuride's ESPP are attached hereto as Exhibit B (the "ESPP Records"). The ESPP Records confirm that the Proponents collectively owned 96.1 shares of Accuride stock on December 19, 2005 and 255.5 shares on December 19, 2006, as was indicated by the Statements. Furthermore, the ESPP Records show that during the relevant time period, the Proponents collectively purchased 41.5 shares on December 30, 2005, 41.7 shares on March 31, 2006, 37.5 shares on June 30, 2006 and 38.7 shares on September 29, 2006, bringing their ownership to 137.6, 179.3, 216.8 and 255.5 shares, respectively, with a market value of approximately $1,856, $2,351, $2,714 and $2,989 respectively[3]. Thus, the Proponents did not meet the $2,000 market value requirement until March 31, 2006. The ESPP Records therefore confirm that the Proponents did not meet the stock ownership requirements of Rule 14a-8(b). Because such deficiency in the Proposal cannot be remedied, Accuride respectfully submits this request.

CONCLUSION

Based on the foregoing analysis, we believe the Company may exclude the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(b), and respectfully request that the Staff concur that it will not recommend any enforcement action if the Company omits the Proposal from its 2007 Proxy Materials.

[3] We used the highest selling price in the sixty calendar days prior to the relevant date to calculate the market values. Such selling prices were $13.49, $13.11, $12.52 and $11.70 for December 30, 2005, March 31, 2006, June 30, 2006 and September 29, 2006, respectively.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to contact the undersigned at (312) 876-7680 or John Huber at (202) 637-2242. If the Staff responds in writing to this letter, we would greatly appreciate it if the Staff would also kindly fax its response to the undersigned at (312) 993-9767. Thank you for your consideration.

We ask that you kindly acknowledge receipt of this letter and the enclosures by stamping the duplicate hereof and returning it in the enclosed self addressed stamped envelope.

Sincerely,

Christopher D Lueking /MGD

Christopher D. Lueking
of LATHAM & WATKINS LLP

Enclosures

cc: William L. Jones
Michael L. Ziegert
Robert Deschepper, Jr.
David K. Armstrong, Senior Vice President/Chief Financial Officer and General Counsel, Accuride Corporation
John J. Huber, Latham & Watkins LLP

Mr. William L. Jones
15011 CR 12
Middlebury, IN 46540

EXHIBIT A

Mr. Michael L. Ziegert
855 E. Mishawaka Rd. #102
Elkhart, IN 46517

Mr. Robert Deschepper, Jr.
51038 Woodhaven Dr.
Elkhart, IN 46514

By Fax: 812-962-5413
By UPS Next Day

Mr. David K. Armstrong
Corporate Secretary Treasurer
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

Dear Mr. Armstrong:

I hereby submit the following resolution on behalf of Michael Ziegert, Robert Deschepper Jr. and William Jones in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

Michael Ziegert, Robert Deschepper, Jr. and William Jones have owned 60 shares of Accuride Corporation continuously for at least one year and intend to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above addresses. If you have any questions about this proposal, please direct them to Michael Ziegert (574) 293-9497, Robert Deschepper Jr. (574) 264-3585 and William Jones (574) 536-1693.

Sincerely,

David K. Armstrong, Esq.
DEC 19 2006
Accuride Corporation

RESOLVED: That stockholders of Accuride Corporation, ("Accuride" or "the Company") ask the Board of to adopt a policy that the Directors serving on the three key committees of (1) audit, (2) compensation, and (3) nominating and governance, be independent directors whose only professional ties to the Company are their directorships and who receive no additional payment from the company or a related entity above the fee earned by serving on the Board of Directors.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs.

Shareholders of Accuride require independent directors to ensure that management acts strictly in the best interests of the Company. We believe that the narrow independent director definition promulgated by the Council of Institutional Investors is best, e.g. "an independent director is a person whose directorship constitutes his or her only connection to the corporation. " Chair of the Board James Greene, Jr. and Board member Frederick Goltz would not be considered independent according to this definition because of their relationship with KKR 1996 GP L.L.C.

Mr. Greene and Mr. Goltz both serve on the Compensation and Governance Committees. They are also both members of KKR 1996 GP L.L.C. that we pay annual fee of $665,000 for management, consulting and financial services. Our Company also paid KKR 1996 GP L.L.C. $5 million this year for the merger with Transportation Technologies Industries. In addition, our Company reimburses KKR 1996 GP L.L.C, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. Our Company also paid Trimaran Fund Management, L.L.C. a $5.0 million transaction fee for, among other things, negotiating the TTI merger, conducting due diligence and arranging financing and pays $335,000 annually to Trimaran Fund Management, L.L.C., for consulting fees.

In our view, Chair Greene and board member Goltz's membership in KKR 1996 GP L.L.C. is cause for concern since they benefit financially from the various fees our Company is paying to KKR 1996 GP L.L.C. Mr. Dalton, who serves as a Managing Director of Trimaran Fund Management, L.L.C., has similar conflicts of interest.

We believe that ensuring that the Board of our Company is independent, will enhance Board leadership at Accuride, and protect shareholders from future management actions that can potentially harm shareholders. Other corporate governance experts support this type of reform. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the Board of Directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel, and asks management the tough questions, is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We, therefore, urge shareholders to vote **FOR** this important corporate governance reform.

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7835 (Elsewhere)

Plan No.	Account No.	Trade Date	Trans Code	Shares/Full and Fractional	Name of Security	Market	Price
49F	[redacted]	09/29/06	PDI	6.2141	ACCURIDE CORP	1	10.460(

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00010	65.00					65.00	

CUSIP Number: 004398-10-3

ACCUMULATED SHARES	
Previous Balance	Present Balance
31.0938	37.307

Ref: 003425-01 SPS 49F *27830D010013 72501*
MICHAEL L ZIEGERT
855 E MISHAWAKA 102
ELKHART, IN 46517

citigroup
SMITH BARNEY

Please retain this statement for your tax records. • Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

• **Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.**

• **For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down**

• In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

• The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

• A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

• Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CC
PDI .... Payroll Deduction Investme...
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's F Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sh from Client

MARKET/CAPACITY
1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted a Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Re

MICHAEL LOUIS ZIEGERT
(574) 293-4497
855 E. MISHAWAKA Rd #102
ELKHART, IN 46517

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

ock Investment Plan Account with Smith Barney
34th St., New York, NY 10001 Attn.: ESPP Department/9th Floor

Telephone:
1-800-367-4777 *(U.S. outside of New York)*; or 1-212-615-7835 *(Elsewhere)*

Account No.	Trade Date	Trans. Code*	Shares/Full and Fractional	Name of Security	Market*	Price
[redacted]	09/30/05	PDI	13.7255	ACCURIDE CORP	1	7.6500

No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00002	105.00					105.00	

Number	Accumulated Shares: Previous Balance	Accumulated Shares: Present Balance
398-10-3		13.7255

SMITH BARNEY
citigroup

Ref: 0000591
MICHAEL L ZIEGERT
855 E MISHAWAKA RD LOT 102
ELKHART IN 46517-4100

erse side for explanation.
retain this statement for your tax records.

Please notify Smith Barney
immediately of any discrepancies.

citigroup
SMITH BARNEY

FACSIMILE TRANSMITTAL SHEET

TO: Robert Deschepper	DATE: 12/4/06
FROM Mark Rhea	SMITH BARNEY TITLE CLIENT SERVICE ASSOCIATE
FAX NUMBER: 574-234-6036	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	
RE:	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

RS

70 WEST MADISON STREET, SUITE 5100, CHICAGO, IL 60602
312-419-3600 / 1-800-621-2842 / FAX 312-419-3515

Page: 1 Document Name: untitled

E M P L O Y E E S T O C K P U R C H A S E NSOM026
** EMPLOYEE HISTORY DISPLAY ** DATE: 12/04/06
FROM: 09/29/06 TO: 09/29/05 TIME: 17:13:29
PLAN: 49F SSN: [redacted] NAME: ROBERT A DESCHEPPER JR

TRADE DATE	SETTLE DATE	REF NBR	TRANS TYPE	PRICE	NUMBER OF SHARES	AMOUNT	CURRENT SHARES	C A N
09/29/06	09/29/06	00010	BUY	10.4600	11.4723	120.00	72.8160	
09/28/06	09/28/06	00009	PAYRL DED	0.0000	0.0000	120.00	61.3437	
06/30/06	06/30/06	00008	BUY	11.8500	10.1266	120.00	61.3437	
06/29/06	06/29/06	00007	PAYRL DED	0.0000	0.0000	120.00	51.2171	
03/31/06	03/31/06	00006	BUY	10.9200	11.9048	130.00	51.2171	
03/30/06	03/30/06	00005	PAYRL DED	0.0000	0.0000	130.00	39.3123	
12/30/05	12/30/05	00004	BUY	10.9600	11.8613	130.00	39.3123	
12/29/05	12/29/05	00003	PAYRL DED	0.0000	0.0000	130.00	27.4510	
09/30/05	09/30/05	00002	BUY	7.6500	27.4510	210.00	27.4510	
09/29/05	09/29/05	00001	PAYRL DED	0.0000	0.0000	210.00	0.0000	

END OF FILE FOR THIS PARTICIPANT
VERB TOPIC/SUBJECT PGE OFF FC#
SOPT B____________ ___ ___ ___

Rob Deschepper

September 23, 2005

SMITH BARNEY
citigroup

Web site Address: http://www.benefitaccess.com

Company Stock Symbol: ACW Company Plan ID: ACW

— X Internet User Name: [redacted]

— X Trading PIN: [redacted]
(Personal Identification Number)

— X Internet Password (mailed separately):

Voice Response System:
800-367-4777
International: 212-615-7835

Rob Deschepper

citigroup
SMITHBARNEY

CONFIDENTIAL FACSIMILE

TO:	**name no**
DESTINATION FAX:	**15742346036**
FROM:	**"Henry, Jordan S [PVTC]"**
PAGES:	**1** (Including this cover page)
SUBJECT:	**Info**

FROM: 09/29/06 TO: 09/29/05 TIME: 15:59:3

PLAN: 49F SSN: NAME: ROBERT A DESCHEPPER JR

TRADE DATE	SETTLE DATE	REF NBR	TRANS TYPE	PRICE	NUMBER OF SHARES	AMOUNT	CURRENT SHARES
09/29/06	09/29/06	00010	BUY	10.4600	11.4723	120.00	72.8160
06/30/06	06/30/06	00008	BUY	11.8500	10.1266	120.00	61.3437
03/31/06	03/31/06	00006	BUY	10.9200	11.9048	130.00	51.2171
12/30/05	12/30/05	00004	BUY	10.9600	11.8613	130.00	39.3123
09/30/05	09/30/05	00002	BUY	7.6500	27.4510	210.00	27.4510

Jordan S. Henry
The Gallagher Group at Smith Barney -
A Division of Citigroup Global Markets, Inc.

Your Stock Investment Plan Account with Smith Barney
333 W. 34th St., New York, NY 10001 Attn.: ESPP Department/9th Floor

Telephone:
1-800-367-4777 *(U.S. outside of New York)*; or 1-212-615-7835 *(Elsewh*

Plan No.	Account No.
49P	[redacted]

Referral No.
00802

CUSIP Number
004398-10-3

Trade Date	Trans. Code*	Shares/Full and Fractional	Name of Security	Market*	Price
09/30/05	PDI	27.4510	ACCURIDE CORP	1	7.650

Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
210.00					210.00	

ACCUMULATED SHARES	
Previous Balance	Present Balance
	27.45

SMITH BARNEY
citigroup

Ref. 0000541
ROBERT A DESCHEPPER
51038 WOODHAVEN DR
ELKHART, IN 46514

* See reverse side for explanation.
Please retain this statement for your tax records.

Please notify Smith Barney
immediately of any discrepancies.

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-815-7835 (Elsewhe

Plan No.	Account No.	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
49F	[redacted]	09/29/06	PDI	11.4723	ACCURIDE CORP	1	10.460(

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00010	120.00					120.00	

CUSIP Number	ACCUMULATED SHARES Previous Balance	Present Balance
004398-10-3	61.3437	72.81(

Ref. 001460-01 SPS 49F *27450D0100346001*
ROBERT A DESCHEPPER JR
51038 WOODHAVEN DR
ELKHART, IN 46514

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

•Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

•For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

•In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

•The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

•A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

•Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CO
PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's R Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sh from Client

MARKET/CAPACITY
1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4).......... We acted as Agent
5 .... Over-the-Counter: We acted a Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Rec

Your Broker/Dealer Is Citigroup Global Markets Inc.
Your Account at Smith Barney
•Is Not FDIC Insured
•Is Not Bank Guaranteed
•May Lose Value

CO.	FILE	DEPT.	CLOCK	NUMBER	061
JM6	040381	915534	40381	0001042733	1

Earnings Statement

ADP

GUNITE CORPORATION
302 PEOPLES AVENUE
ROCKFORD, IL 61104

Period Ending: 05/15/2005
Pay Date: 05/20/2005

Taxable Marital Status: Single
Exemptions/Allowances:
Federal: 1
IN: 1
Elkhart R: 1

Social Security Number: [redacted]

WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

[redacted]

Earnings	rate	hours	this period	year to date
Regular	[redacted]	[redacted]	[redacted]	[redacted]
Overtime	[redacted]	[redacted]	[redacted]	[redacted]
Double - Time				[redacted]
Holiday				[redacted]
Vacation				[redacted]
	Gross Pay		[redacted]	[redacted]

Deductions	Statutory	this period	year to date
	Federal Income Tax	-153.12	2,908.06
	Social Security Tax	-67.12	1,292.97
	Medicare Tax	-15.70	302.39
	IN State Income Tax	-32.48	625.12
	Elkhart R Income Tax	-14.33	275.76
	Other		
	Credit Union	-350.00	
	Stock Purchase	-20.00	60.00
	Union Dues	-24.50	245.00
	401K	-108.26*	2,085.40
	Net Pay	[redacted]	

*** Excluded from federal taxable wages**
Your federal taxable wages this period are [redacted]

© ADP, Inc.

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7635 (Elsewhere

[redacted]

Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
12/30/05	PDI	23.7226	ACCURIDE CORP	1	10.9600

Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
260.00					260.00	

ACCUMULATED SHARES	
Previous Balance	Present Balance
54.9020	78.624

Ref: 011954-01 SPS 4IF *005SOD0101191401*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

SMITH BARNEY
citigroup

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

- **Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.**
- **For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down**
- In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.
- The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.
- A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.
- Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION COD

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's R Account
COV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sha from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4)........ **We acted as Agent**
5 .... Over-the-Counter: **We** acted as Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Req

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

'our Stock Plan Account with Smith Barney
11 Wall St. New York, NY 10005-3509 Attn.:Stock Plan Services Department/20th Floor.

Telephone:
1-800-367-4777 (U.S. outside of New York); or 1-212-615-7835 (Elsewhere)

Branch / Account No.	Trade Date	Trans Code*	Shares/Full and Fractional	Name of Security	Market	Price
9F [redacted]	03/31/06	PDI	23.8095	ACCURIDE CORP	1	10.9200

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
0000[illegible]	260.00					260.00	

CUSIP Number: [illegible]

ACCUMULATED SHARES	
Previous Balance	Present Balance
78.6246	102.4341

Ref: 014077-01 SPS 49F *0945OD0101402701*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

citigroup
SMITH BARNEY

lease retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

. is understood and agreed that all transactions are subject to the constitution, rules, regulations, ustoms and usages of the exchange or marketplace where transactions are executed.

Jnless you have directed that the order be executed on a specified exchange or market and ve have agreed to such execution, we will, at our sole discretion and without prior otification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CODI

- PDI .... Payroll Deduction Investment
- BUY .... Direct Purchase
- SEL .... Sold Shares
- REC .... Received Shares from Client
- DEL .... Delivered Shares to Client
- JNL .... Journaled Shares to Client's Ret Account
- CDV .... Dividend Paid by Check
- TND .... Shares Tendered for Cash
- DRI .... Dividend Reinvestment
- SDV .... Stock Dividend
- SPL .... Stock Split
- EXC .... Exchange
- CXLB .... Cancel BUY
- CXLS .... Cancel SELL
- RLS .... Received Restricted Stock Shar from Client

MARKET/CAPACITY

- 1 .... New York Stock Exchange
- 2 .... American Stock Exchange
- 3 .... Other Exchanges
- 4 .... Over-the-Counter
- **(1-4)......... We acted as Agent**
- 5 .... Over-the-Counter: We acted as Principal or Market Maker
- 6 .... We acted as Principal

Other Market Origins Provided on Requ

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney

- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

1469.40

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10006-3509 Attn: Stock Plan Services Department/20th Floor.

Telephone:
1-800-387-4777 (U.S. outside of New York); or 1-212-616-7835 (Elsewhere)

[redacted]

Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
06/30/06	PDI	21.9409	ACCURIDE CORP	1	11.8500

Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
260.00					260.00	

ACCUMULATED SHARES	
Previous Balance	Present Balance
102.4341	124.3751

Ref: 039628-01 SPS 49P *1845OD0103942848*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION COD

PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's Re Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Shar from Client

MARKET/CAPACITY

1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4)......... We acted as Agent
5 .... Over-the-Counter: We acted as Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Requ

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

Your Stock Plan Account with Smith Barney
111 Wall St. NewYork, NY 10005-3500 Attn.:Stock Plan Services Department/20th Floor.

Telephone.
1-800-367-4777 (U.S. outside of New York); or 1-212-815-7835 (Elsewher

PGM No.	Account No.	Trade Date	Trans.Code*	Shares/Full and Fractional	Name of Security	Market*	Price
49F	[redacted]	09/29/06	PDI	21.0325	ACCURIDE CORP	1	10.4600

Reference No.	Amount	Dividend Amount	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00010	220.00					220.00	

CUSIP Number
004398-10-3

ACCUMULATED SHARES	
Previous Balance	Present Balance
124.3750	145.407

Ref: 003463-01 SPS 49F *2785OD0100346301*
WILLIAM L JONES
15011 CR 12
MIDDLEBURY, IN 46540

citigroup
SMITH BARNEY

Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

It is understood and agreed that all transactions are subject to the constitution, rules, regulations, customs and usages of the exchange or marketplace where transactions are executed.

•Unless you have directed that the order be executed on a specified exchange or market and we have agreed to such execution, we will, at our sole discretion and without prior notification to you, execute any of your orders to purchase or sell securities on the over-the-counter market in any location or on any exchange, including a foreign exchange, where such security is traded, either on a principal or agency basis. Should the Firm communicate an erroneous report of an execution that is more favorable than the actual execution price the Firm may at its discretion, and without notice to you, automatically pass on the price improvement to you.

•For NASDAQ principal transactions, any mark-up or mark-down shown on this statement represents the difference between the reported price to NASDAQ and your price. Your Financial Consultant receives a portion of any mark-up or mark-down as compensation in connection with these transactions, and may receive additional compensation from these transactions. Your Financial Consultant usually receives compensation from transactions that have no mark-up or mark-down

•In some cases, we receive remuneration for directing orders to particular broker/dealers or market centers for execution. When such remuneration is received, it is considered compensation to us and the source and amount of any such compensation received by us in connection with your transaction will be disclosed upon request.

•The time of execution will be furnished upon written request. In transactions where we act as agent, the name of buyer or seller will be furnished upon written request.

•A financial statement of this organization is available for your personal inspection at its office or a copy of it will be mailed upon your written request or by calling 1-800-367-4777.

•Funds arising out of any free credit balance carried for any customer account are not segregated and may be used in the operation of the business of such broker or dealer, and unless restricted by the provisions of the plan, such funds are payable on the demand of the customer.

EXPLANATION OF TRANSACTION CO
PDI .... Payroll Deduction Investment
BUY .... Direct Purchase
SEL .... Sold Shares
REC .... Received Shares from Client
DEL .... Delivered Shares to Client
JNL .... Journaled Shares to Client's F Account
CDV .... Dividend Paid by Check
TND .... Shares Tendered for Cash
DRI .... Dividend Reinvestment
SDV .... Stock Dividend
SPL .... Stock Split
EXC .... Exchange
CXLB .... Cancel BUY
CXLS .... Cancel SELL
RLS .... Received Restricted Stock Sh from Client

MARKET/CAPACITY
1 .... New York Stock Exchange
2 .... American Stock Exchange
3 .... Other Exchanges
4 .... Over-the-Counter
(1-4)......... We acted as Agent
5 .... Over-the-Counter: We acted Principal or Market Maker
6 .... We acted as Principal

Other Market Origins Provided on Re

Your Broker/Dealer is Citigroup Global Markets Inc.
Your Account at Smith Barney
- **Is Not FDIC Insured**
- **Is Not Bank Guaranteed**
- **May Lose Value**

EXHIBIT B

citigroup
SMITH BARNEY

Benefit Access®

ACCURIDE CORPORATION Logoff

Stock Purchase Plan

View Your Account

MICHAEL L ZIEGERT

Current Balance | Transaction History | Order Summary | Gain/Loss | Account Information | Your Portfolio

Plan:
40F - Stock Plan Go!

Transaction Type: All Transactions Go!

Sort By: Transaction Date Go!

Transaction Date (mm/dd/yyyy)	Transaction Type	Price	Quantity	Amount	Share Balance	
12/29/2006	Buy	$10.7000	6.0748	$65.0000	43.3827	Details
12/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	37.3079	
09/29/2006	Buy	$10.4600	6.2141	$65.0000	37.3079	Details
09/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	31.0938	
06/30/2006	Buy	$11.8500	5.4852	$65.0000	31.0938	Details
06/29/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	25.6086	
03/31/2006	Buy	$10.9200	5.9524	$65.0000	25.6086	Details
03/30/2006	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	19.6562	
12/30/2005	Buy	$10.9600	5.9307	$65.0000	19.6562	Details
12/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$65.0000	13.7255	
09/30/2005	Buy	$7.6500	13.7255	$105.0000	13.7255	Details
09/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$105.0000		

Transaction History:
This report shows the transactions that have occurred at Smith Barney in your stock plan account. Click on the "Details" button, where applicable, to obtain specific information about a particular transaction.

Transaction History only includes trades that have executed through Smith Barney's automated tools or through a Customer Service Representative.

All Transactions View:
The transaction history is a chronological listing of the last transactions that have occurred in your stock plan account at Smith Barney. This listing reflects trades that were executed at this web site, through VRS, Smith Barney's Voice-Response System, by a Customer Service Representative or Financial Consultant. In addition, it reflects all share deposits, withdrawals, stock splits, tenders, purchases, proceeds issued and dividends.

Transaction Date Top

The date on which the transaction took place. Trades generally settle (are paid for) 3 business days after a trade

citigroup
SMITH BARNEY

ACCURIDE CORPORATION Logoff

Benefit Access®

Stock Purchase Plan

View Your Account

ROBERT A DESCHEPPER JR

Current Balance | Transaction History | Order Summary | Gain/Loss | Account Information | Your Portfolio

Plan:
49F -- Stock Plan Go!

Transaction Type:
All Transactions Go!

Sort By:
Transaction Date Go!

Transaction Date (mm/dd/yyyy)	Transaction Type	Price	Quantity	Amount	Share Balance	
12/29/2006	Buy	$10.7000	12.1495	$130.0000	84.9655	Details
12/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$130.0000	72.8160	
09/29/2006	Buy	$10.4600	11.4723	$120.0000	72.8160	Details
09/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$120.0000	61.3437	
06/30/2006	Buy	$11.8500	10.1266	$120.0000	61.3437	Details
06/29/2006	Payroll/Individual Credit	$0.0000	0.0000	$120.0000	51.2171	
03/31/2006	Buy	$10.9200	11.9048	$130.0000	51.2171	Details
03/30/2006	Payroll/Individual Credit	$0.0000	0.0000	$130.0000	39.3123	
12/30/2005	Buy	$10.9600	11.8613	$130.0000	39.3123	Details
12/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$130.0000	27.4510	
09/30/2005	Buy	$7.6500	27.4510	$210.0000	27.4510	Details
09/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$210.0000		

Transaction History:
This report shows the transactions that have occurred at Smith Barney in your stock plan account. Click on the "Details" button, where applicable, to obtain specific information about a particular transaction.

Transaction History only includes trades that have executed through Smith Barney's automated tools or through a Customer Service Representative.

All Transactions View:
The transaction history is a chronological listing of the last transactions that have occurred in your stock plan account at Smith Barney. This listing reflects trades that were executed at this web site, through VRS, Smith Barney's Voice-Response System, by a Customer Service Representative or Financial Consultant. In addition, it reflects all share deposits, withdrawals, stock splits, tenders, purchases, proceeds issued and dividends.

Transaction Date Top

The date on which the transaction took place. Trades generally settle (are paid for) 3 business days after a trade

citigroup
SMITH BARNEY

Benefit Access*

ACCURIDE CORPORATION Logoff

Stock Purchase Plan

View Your Account

WILLIAM L JONES

Current Balance | Transaction History | Order Summary | Gain/Loss | Account Information | Your Portfolio

Plan:
49F – Stock Plan Go!

Transaction Type:
All Transactions Go!

Sort By:
Transaction Date Go!

Transaction Date (mm/dd/yyyy)	Transaction Type	Price	Quantity	Amount	Share Balance	
09/29/2006	Buy	$10.4600	21.0325	$220.0000	145.4075	Details
09/28/2006	Payroll/Individual Credit	$0.0000	0.0000	$220.0000	124.3750	
06/30/2006	Buy	$11.8500	21.9409	$260.0000	124.3750	Details
06/29/2006	Payroll/Individual Credit	$0.0000	0.0000	$260.0000	102.4341	
03/31/2006	Buy	$10.9200	23.8095	$260.0000	102.4341	Details
03/30/2006	Payroll/Individual Credit	$0.0000	0.0000	$260.0000	78.6246	
12/30/2005	Buy	$10.9600	23.7226	$260.0000	78.6246	Details
12/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$260.0000	54.9020	
09/30/2005	Buy	$7.6500	54.9020	$420.0000	54.9020	Details
09/29/2005	Payroll/Individual Credit	$0.0000	0.0000	$420.0000		

Transaction History:
This report shows the transactions that have occurred at Smith Barney in your stock plan account. Click on the "Details" button, where applicable, to obtain specific information about a particular transaction.

Transaction History only includes trades that have executed through Smith Barney's automated tools or through a Customer Service Representative.

All Transactions View:
The transaction history is a chronological listing of the last transactions that have occurred in your stock plan account at Smith Barney. This listing reflects trades that were executed at this web site, through VRS, Smith Barney's Voice-Response System, by a Customer Service Representative or Financial Consultant. In addition, it reflects all share deposits, withdrawals, stock splits, tenders, purchases, proceeds issued and dividends.

Transaction Date Top
The date on which the transaction took place. Trades generally settle (are paid for) 3 business days after a trade date.

END